Contribution to POSCO Employee Welfare Fund

The Board of Directors resolved to contribute KRW 40,000,000,000 to POSCO Employee Welfare Fund on February 16, 2011 and an additional amount of KRW 22,100,000,000 will be contributed in late 2011.